

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via E-mail
J. Douglas Sanders
Chief Executive Officer
Sprouts Farmers Markets, LLC
11811 N. Tatum Boulevard
Suite 2400,
Phoenix, AZ 85028

>   **Re: Sprouts Farmers Markets, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 3, 2013**
>   **File No. 333-188493**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Unaudited Condensed Consolidated Statement of Operations, page 57

Note 2. Pro Forma for Sunflower Transaction, Adjustment (b), page 58

1. We note your response to comment 2 in our letter dated June 27, 2013. Your revised disclosure on page 58 is broad in terms of explaining the decrease in depreciation. Please provide more robust disclosure so that a reader clearly understands the circumstances that resulted in decreased depreciation.

Note 2. Pro Forma for Sunflower Transaction, Adjustment (h), page 59

2. We note your response to comment 3 in our letter dated June 27, 2013 that the impact on depreciation expense for the thirteen weeks ended April 1, 2012 from the decreased asset values was outweighed by additional depreciation expense related to the adjustment of

useful lives. So that we can better understand why this was not the case for the period ended December 31, 2012 please provide us with a mathematical example in your response.

Exhibit 5.1

3. Prior to the effectiveness of the registration statement, please file an opinion of counsel to the effect that the Secondary Shares are validly issued, fully paid and non-assessable. In this regard, we note that the opinion dated July 3, 2013 is expressed in terms of "will be" instead of "are." For additional guidance, please refer to Section II.B.2.h of Staff Legal Bulletin No. 19, which is available on our website.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director